

July 15, 2014

<u>Via E-mail</u>
Scott Corlett
Chief Executive Officer
EHouse Global, Inc.
9974 Scripps Ranch Blvd.
#182
San Diego, CA 92131

> **Re:** **EHouse Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-196279**

Dear Mr. Corlett:

We have reviewed your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1.   The legal opinion states that "The Registration Statement relates to an offering of 40,000,000 shares of the Company's common stock, par value $0.001 per share, that are to be issued to Dutchess Opportunity Fund II, LP (the "Shareholder")," and that "it is our opinion that the common stock to be issued to the Shareholder will be legally issued, fully paid and non-assessable." Please revise the opinion to cover the resale of the Company's shares by Dutchess.

2.   The opinion states that "We offer our opinion based upon the laws of the State of New
        Jersey and have assumed without further inquiry that the laws of the State of Nevada are
        substantially similar to and would lead to the same result as those of the State of New
        Jersey in respect of the opinions contained herein. We express no opinion with respect to
        the applicability thereto, or the effect thereon, of the laws of any other jurisdiction."
        Please remove this inappropriate assumption on counsel's expertise and provide an
        opinion based on Nevada law.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Gregg E. Jaclin, Esq.